

Troy Holmberg · 2nd

African Impact Entrepreneur | Superfood and Nutrition
Executive | Passionate about Sustainability, Impact and
Improving the World

Provo, Utah, United States · 500+ connections · **Contact info**

Asante Foundation

 **Cornell University**

Experience

Managing Director

Asante Foundation
Jan 2000 – Present · 21 yrs 4 mos
Mombasa, Kenya

Mission to alleviate poverty through sustainable enterprise in Kenya. Projects include Yehu
Microfinance; Coast Coconut Farms, Amani Village and Mtimsitu Eucalytpus Farms.

Chief Executive Officer

Live Love Well LLC
Feb 2018 – Aug 2020 · 2 yrs 7 mos
United States

Live Love Well aims to be the premier grower and distributor of organic superfoods out of
Africa. Our primary product is moringa oliefera, the most nutrient-dense green on the planet.
Our vision is to eradicate poverty, heal the planet and spread happiness by planting tens of
millions of moringa trees and improving the nutrition and health of millions across t ...see more

Co-founder and Managing Director

Asante Capital EPZ, Ltd.
Oct 2015 – Sep 2018 · 3 yrs
Mombasa, Kenya

Asante Capital EPZ, Ltd. is a sustainable agro-forestry project on the south coast of Kenya. We work with hundreds of small-holder farmers growing eucalyptus trees and ginger for timber and essential oils. The small-holder farmers function as out-growers around our central farms where we provide training, inputs and financing to help them grow th ...see more



Director of Engineering Good & Social Innovation
US Synthetic
Apr 2002 – Oct 2015 · 13 yrs 7 mos
orem, ut

I am the Director of Engineering Good and Social Innovation at US Synthetic, the global leader in diamond engineering solutions. In that role I help US Synthetic build and inspire the next generation of problem-solvers and innovators in the community through STEM education and outreach efforts. As part of my role at US Synthetic, I direct the Asante Foundation ...see more

Founder
Basa Body
2006 – Oct 2012 · 6 yrs
Utah and Mombasa, Kenya

Basa's core mission is to satisfy consumers who desire natural skin-care products made with organic ingredients that do not harm the environment. It was created as a social for-profit company designed to help create economic opportunities and wealth for Kenyan women at the base of the economic pyramid so they can pull themselves out of poverty for good.

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Education



Cornell University
MBA, International Entrepreneurship; Manufacturing
1997 – 1999
Activities and Societies: Foreign exchange in St. Gallen, Switzerland

graduated with distinction



Cornell Johnson Graduate School of Management
MBA, international entrepreneurship, manufacturing, social business
1997 – 1999

University of Utah

Honors BS, Finance

1988 – 1994

Activities and Societies: Sigma Chi, Student Government for Business School

Summa Cum Laude

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Skills & endorsements

Entrepreneurship · 60

Endorsed by **Geoff Archer, PhD and 2 others who are highly skilled at this**

Endorsed by **16 of Troy's colleagues at US Synthetic**

Leadership · 36

Endorsed by **8 of Troy's colleagues at US Synthetic**

Endorsed by **9 people who know Leadership**

Strategic Planning · 28

Endorsed by **9 of Troy's colleagues at US Synthetic**

Endorsed by **8 people who know Strategic Planning**

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Recommendations

Received (2)   Given (8)

Katrina Lantz

Neuro-development Undergraduate Student Researcher at Brigham Young University

December 9, 2020, Katrina reported directly to Troy

Troy Holmberg is the real deal, and has been working hard to create an entrepreneurship model that will lift a lot of boats, both in the U.S. and in Africa. The way I look at social impact is totally different because of his excellent example. I feel like my horizons have been broadened by seeing what kind ... **See more**

Sam Lentz

Working with Troy at Yehu Microfinance was one of the best

TLA Operations Lead
September 10, 2009, Sam
reported directly to Troy

decisions of my life. Troy is very dedicated to the people the
organization serves, and he made my experience as a volunteer
meaningful and enjoyable. I value and respect his leadership, his
character, and his sincerity. He's the kind of person ... **See more**

